1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

August 21, 2017

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund
SEC File Numbers: 333-219332; 811-22963

Dear Mr. Grzeskiewicz:

We are writing in response to Christina Fettig’s telephonic comments on August 7, 2017 with respect to the registration statement on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), as filed on July 18, 2017 on behalf of Altegris KKR Commitments Master Fund (the “Fund”), a closed-end management investment company, as well as related comments to the Fund’s March 31, 2017 annual report, as filed on June 9, 2017 (the “Annual Report”). The Fund has considered these comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Annual Report

Comment 1.                            The stated 12 month total return for the Fund’s Class A shares on page 1 of the annual report does not match that stated in the financial highlights.  Please supplementally provide an explanation for this discrepancy.

Response 1.                                           The annualized performance returns for Class A Shares provided in the Letter to Shareholders are measured from July 31, 2015, the inception date of the feeder fund, Altegris KKR Commitments Fund.  The feeder fund’s share classes were reorganized into the Fund as of June 1, 2016, and its shareholders were issued new Class A shares of the Fund.  Footnote iii of the Letter to Shareholders, as included in the Annual Report, notes the reorganization and the period used for the performance returns.  The performance returns of Class A shares on the Consolidated Statements of Financial Highlights of the Annual Report were calculated beginning with the June 1, 2016 reorganization date through March 31, 2017.

Comment 2.                            On a going forward basis, please include the disclosure with respect to restricted securities required by Section 12.12 of Regulation S-X.

Response 2.                                           The disclosure will be revised accordingly on a going forward basis.

Comment 3.                            In future shareholder reports, please include a table showing the portfolio holdings of the Fund that meets the requirements of Item 24 of Form N-2.

Response 3.                                           The disclosure will be revised accordingly on a going forward basis.

Comment 4.                            Please indicate supplementally whether any of the Fund’s investments as of the date of the Annual Report should be classified as “control” or “affiliate” investments.

Response 4.                                           We hereby confirm that none of the Fund’s investments as of the date of the Annual Report are “control” or “affiliate” investments.

Comment 5.                            In future shareholder reports, please classify the Fund’s investments based on industry, country, geographic region or other metric meeting the requirements of Regulation S-X Section 12-12, footnote 2.

Response 5.                                           The disclosure will be revised accordingly on a going forward basis.

Comment 6.                            Given that the Fund uses the term “Commitments” in its name, in future shareholder reports, please include a line item in the Statement of Assets and Liabilities for commitments/contingencies which meets the requirements of Regulation S-X Section 6.04(15).

Response 6.                                           The disclosure will be revised accordingly on a going forward basis.

Comment 7.                            In future shareholder reports, please include a note disclosing what instruments are considered “cash equivalents.”  Please also confirm supplementally that, to the extent that any money market funds are included in the Fund’s disclosed cash equivalent holdings, the acquired fund fees and expenses (“AFFE”) from such funds has been appropriately reflected.

Response 7.                                           The disclosure will be revised accordingly on a going forward basis, and we hereby confirm that any AFFE from money market funds has been and will be appropriately reflected (there has been none since inception).

Comment 8.                            Please discuss supplementally the nature of the return of capital noted in the seventh line of the Statement of Cash Flows, including specifically if this represents a distribution from an underlying investment or the Fund.

Response 8.                                           “Return of capital” line item refers to the distributions received by the Fund from its underlying investments. Going forward, we will amend this line item to read “Return of capital from portfolio investments.”

Comment 9.                            In note four to the financial statements, it is indicated that the Expense Limitation and Reimbursement Agreement allows the Advisor to recapture previous expense support payments up to three years from the end of the fiscal year in which the expense support payment was made.  Please revise this disclosure in future shareholder reports to conform to the disclosure in the Fund’s prospectus which indicates that the recapture can occur up to three years from the date of the relevant expense support payment.  Please also modify the disclosure on a going forward basis to indicate that a recapture will occur only if both (i) the Fund’s expense ratio would remain below the expense cap in place at the time of the expense support payment, net of the recapture, and (ii) the Fund’s expense ratio would remain below the current expense cap, if any, net of recapture.

Response 9.                                           The disclosure will be revised accordingly on a going forward basis.

Comment 10.                     Please supplementally indicate where the recapture of expense support payments is disclosed in the Fund’s financial statements and whether it is shown as a net number against expense support payments made to the Fund.

Response 10.                                    The general terms of recapture of expense support payments are disclosed in footnote 4 of the annual report (see page 15), and the recapture of expense support payments is shown as a net number against expense support payments made to the Fund. The expenses reimbursed by the Adviser of $13,864 on the consolidated statement of operations and disclosed in footnote 4 was a net amount.  This consists of $52,144 expenses waived by the Adviser for the two months from April 1, 2016 to May 31, 2016 (before June 1, 2016 fund reorganization), $40,443 expenses waived by the Adviser on Class I shares for the ten months from June 1, 2016 to March 31, 2017 (post June 1, 2016 reorganization), and net against $78,723 expense recapture on Class A shares for the ten months from June 1, 2016 to March 31, 2017 (post June 1, 2016 fund reorganization).

Comment 11.                     Please supplementally reconcile the chart on page 15 detailing expense support payment recapture to the annual report’s financial statement disclosure.

Response 11.                                    Please refer to the supplemental reconciliation table attached in addition to the reasoning provided in response to Comment 10.

Comment 12.                     In future shareholder reports, please provide tax information as of the Fund’s fiscal year-end.

Response 12.                                    The disclosure will be revised accordingly on a going forward basis. Since the Fund has elected to maintain a different fiscal year-end (March 31) and tax year-end (September 30), the disclosure of tax information for each fiscal year will include actual amounts for tax year-ended on September 30 within such fiscal year, and estimated amounts through the fiscal year-end of March 31.

Comment 13.                     In future shareholder reports, please include the disclosure required by Item 24.6(f) of Form N-2 indicating that additional information regarding the Fund’s trustees may be found in the statement of additional information.

Response 13.                                    The disclosure will be revised accordingly on a going forward basis.

Comment 14.                     In future shareholder reports, please modify your response to Item 5 of Form N-CSR to correctly indicate why this item is not applicable to the Fund.

Response 14.                                    The disclosure will be revised accordingly on a going forward basis.

Comment 15.                     In future shareholder reports, please include the disclosure required by Form N-CSR items 8(a)(2)(IV) and 8(a)(3).

Response 15.                                    The disclosure will be revised accordingly on a going forward basis.

Comment 16.                     In future shareholder reports, please disclose the date of the information provided in response to Form N-CSR item 8(a)(1).

Response 16.                                    The disclosure will be revised accordingly on a going forward basis.

Registration Statement

Comment 17.                     Please provide evidence supplementally to demonstrate that the Fund is currently in compliance with its 80% policy.

Response 17.                                    As of the March 31, 2017, the Fund had invested in and allocated to underlying KKR-advised funds 107.4% of its total assets.  Please see attached supplement for specific details.

Comment 18.                     Please represent supplementally that sales of the Fund’s shares have not occurred since its prior registration statement went stale and will not occur until it again has a prospectus meeting the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”).

Response 18.                                    We hereby confirm that sales of the Fund’s shares have not occurred since the Fund’s prior registration statement went stale and will not occur until it again has a prospectus meeting the requirements of Section 10(a)(3) of the 1933 Act.

Comment 19.                     Please revise the offering proceeds table on the cover page to reflect the dollar amount of sales load expected to be incurred in the offering.  Please also present the figures in the table for Class A and Class I separately.

Response 19.                                    The dollar amount of the expected sales load has been disclosed as requested.  We respectfully acknowledge your comment regarding separating the share classes; however, we would note that there is no requirement in Form N-2 requiring such a presentation and accordingly we believe the current method of presentation is appropriate.

Comment 20.                     Please supplementally provide a representation that the Fund reasonably believes that it has sufficient assets to cover its current unfunded commitments.  Please also provide an explanation for the basis of the Fund’s belief.

Response 20.                                    We hereby represent that the Fund reasonably believes that it has sufficient assets to cover its current unfunded commitments.  As of the filing date, the Fund’s cash holdings and subscriptions received in advance totaled $88.8 million and the available line of credit totaled $73.3 million. These assets are more than sufficient to cover any anticipated capital calls from unfunded commitments.

Comment 21.                     On page 22 of the prospectus, the expense cap is stated as 0.55% per annum, which is inconsistent with the disclosure provided in the Fund’s annual report.  Please revise the disclosure to reconcile this difference.

Response 21.                                    The expense cap of 0.55% for Class A shares reflects the new rate pursuant to a Renewal of Expense Limitation and Reimbursement Agreement effective August 1, 2017.  However, the expense cap of 0.65% for Class A shares was effective for the period from June 1, 2016 to July 31, 2017 (prior to renewal) under an Expense Limitation and Reimbursement Agreement dated January 1, 2016 and was accordingly disclosed as such in the Annual Report.

Comment 22.                     We note that Form N-2 requires the disclosure of expenses associated with a fund’s distribution reinvestment program (“DRP”).  Given the disclosure on page 90 of the Fund’s prospectus indicating that the Fund will bear the expenses of its DRP, please add an appropriate line item to the fee table on page 31 of the prospectus reflecting this.

Response 22.                                    A footnote has been added clarifying that the expenses associated with the Fund’s DRP are currently included in the Other Expenses line item.

Comment 23.                     Please confirm supplementally that the Fund’s offering expenses are currently included in the Other Expenses line item of the fee table on page 31 of the prospectus.

Response 23.                                    We hereby confirm.

Comment 24.                     Please supplementally explain the reason for the current differences in the other expenses of Class A Shares and Class I Shares on page 31 of the prospectus.

Response 24.                                    The other expenses for Class A and Class I have been revised to reflect the allocation of the same amounts of expenses (as a percentage of net assets) for each class of Shares estimated for the current fiscal year. The previous expense amounts provided were based on historical amounts and reflected expense allocations that are an artifact of the Fund’s operations before the reorganization of the feeder fund into the Fund and are not applicable on a going forward basis.

Comment 25.                     Please revise the presentation of the fee waiver in the Fund’s fee table on page 31 of the prospectus to include parenthesis to indicate that the fee waiver is a deduction.

Response 25.                                    The disclosure will be revised accordingly, as applicable, on a going forward basis. We note that, currently, the fee table has been revised to show that there is no expected fee waiver for the period.

Comment 26.                     Please indicate supplementally if the fee waiver presented in the Fund’s fee table on page 31 of the prospectus currently reflects the netting out of any expected recapture of expense support payments.

Response 26.                                    Per our response to comment 25 above, no fee waiver is expected to occur during the period. The expected recapture of expense support payments for the period is included in the Fund’s other expenses line item.

Comment 27.                     Please supplementally reconcile the net total expense ratio of each share class on page 31 of the prospectus with the correct expense cap (i.e., 0.55% or 0.65%).  Please also revise the disclosure accordingly, if necessary.

Response 27.                                    Please see our response to Comment 21.

Comment 28.                     Please revise the disclosure in footnote five on page 32 of the prospectus to the Fund’s fee table on page 31 of the prospectus to indicate that other expenses are estimated based on the prior fiscal year.

Response 28.                                    The disclosure has been revised to reflect that the other expenses are estimated based on the current fiscal year.

Comment 29.                     Footnote six on page 32 of the prospectus to the Fund’s fee table on page 31 of the prospectus indicates the current Expense Limitation and Reimbursement Agreement runs through August 1, 2018.  In order to present the expenses limitation in the Fund’s fee table please extend the term to September 1, 2018.

Response 29.                                    We hereby represent that the term of the Agreement has been extended until September 1, 2018, and the amended Expense Limitation and Reimbursement Agreement has been filed as an exhibit to the registration statement.

In addition, we are hereby requesting that the registration statements be declared effective on or before August 23, 2017.  We have filed as a separate correspondence the Fund’s and the Distributor’s requests for acceleration of effectiveness.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

Comment/Response 11 Supplement

	Master Fund	Master Fund Class A	Master Fund Class I
	(Before June 1, 2016)	(On and After June 1, 2016)		Total

Organizational costs waived by the Adviser, as of July 31, 2015 (Inception)	$231,909	$—	$—	$231,909
Expenses waived by the Adviser	236,140	—	—	236,140
Expenses waived by the Adviser, as of March 31, 2016	468,049	—	—	468,049
Expenses waived (recaptured) by the Adviser	52,144	(78,723)	40,443	13,864
Fund reorganization (June 1, 2016) for expenses waived by the Advisor for the period from July 31, 2015 to March 31, 2016	(468,049)	365,831	102,218	—
Fund reorganization (June 1, 2016) for expenses waived by the Advisor for the period from April 1, 2016 to May 31, 2016	(52,144)	40,756	11,388	—
Expenses waived by the Adviser, as of March 31, 2017	$—	$327,864	$154,049	$481,913
Expenses waived by the Adviser to be expired by March 31, 2019	$—	$287,108	$102,218	$389,326
Expenses waived by the Adviser to be expired by March 31, 2020	—	40,756	51,831	92,587
Expenses waived by the Adviser, as of March 31, 2017	$—	$327,864	$154,049	$481,913

Comment/Response 17 Supplement

	3/31/17 Valuation	3/31/17 Unfunded Commitment	Total
KKR 2006 Fund (Allstar) L.P.	$2,277,687		$2,277,687
KKR 2006 Fund (GDG) L.P.	$3,958,263		$3,958,263
KKR 2006 Fund (Overseas) L.P.	$10,172,937		$10,172,937
KKR 2006 Fund L.P.	$25,404,612	$1,427,451	$26,832,063
KKR Asian Fund (Ireland III MIT) ILP	$1,171,916		$1,171,916
KKR Asian Fund (Ireland) ILP	$186,733		$186,733
KKR Asian Fund L.P.	$4,692,948		$4,692,948
KKR Blue Co-Invest L.P.	$2,117,838		$2,117,838
KKR Element Co-Invest L.P.	$7,035,000		$7,035,000
KKR European Fund III, L.P.	$25,791,002	$18,630,207	$44,421,209
KKR European Fund IV, L.P.	$1,827,334	$3,477,429	$5,304,763
KKR Lending Partners II L.P.	$6,869,901	$3,388,064	$10,257,965
KKR North America Fund XI (AIV II) L.P.	$—		$—
KKR North America Fund XI (Brazil A) L.P.	$—		$—
KKR North America Fund XI (Buckeye) L.P.	$238,457		$238,457
KKR North America Fund XI (Indigo) L.P.	$155,663		$155,663
KKR North America Fund XI (Sage) L.P.	$354,979		$354,979
KKR North America Fund XI (Wave) L.P.	$1,223,125		$1,223,125
KKR North America Fund XI L.P.	$6,069,713		$6,069,713
KKR North America Fund XI L.P.	$26,710,729	$8,442,777	$35,153,506
KKR Americas Fund XII L.P.		$70,000,000	$70,000,000
KKR Asia II Fund, L.P.		$60,000,000	$60,000,000
KKR Total			$291,624,765

Total Assets			$271,502,459	107.4%